SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                Schedule 13D

                              Amendment No. 1

                 Under the Securities Exchange Act of 1934


                              XTRA CORPORATION
                              (Name of Issuer)


                       Common Stock, $0.50 par value
                       ------------------------------
                       (Title of Class of Securities)


                                 984138107
                               (CUSIP Number)

                            WHEELS MERGERCO LLC
                        c/o Apollo Advisors IV, L.P.
                          Two Manhattanville Road
                          Purchase, New York 10577
                                914-694-8000
                           Attn: Michael S. Gross
          --------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                  Copy to:

                          David J. Friedman, Esq.
                           Skadden, Arps, Slate,
                             Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000


                             November 25, 1998
          -------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

 Check the following box if a fee is being paid with this statement:  [  ]


 CUSIP No. 984138107

 1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSON:

           Wheels MergerCo LLC

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

           (a) [ X ]
           (b) [ ]

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS:

           OO

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

           [    ]

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

           State of Delaware

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 7.   SOLE VOTING POWER

           0

 8.   SHARED VOTING POWER

           0

 9.   SOLE DISPOSITIVE POWER

           0

 10.  SHARED DISPOSITIVE POWER

           0

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

           [    ]

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0%

 14.  TYPE OF REPORTING PERSON

           HC



 CUSIP No. 984138107

 1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSON:

           Apollo Investment Fund IV, L.P.

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

           (a) [ X ]
           (b) [   ]

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS:

           OO

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

           [    ]

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

           State of Delaware

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 7.   SOLE VOTING POWER

           0

 8.   SHARED VOTING POWER

           0

 9.   SOLE DISPOSITIVE POWER

           0

 10.  SHARED DISPOSITIVE POWER

           0

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

           [    ]

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0%

 14.  TYPE OF REPORTING PERSON

           PN



 CUSIP No. 984138107

 1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSON:

           Apollo Overseas Partners IV, L.P.

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

           (a) [ X ]
           (b) [   ]

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS:

           OO

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

           [    ]

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

           Cayman Islands

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 7.   SOLE VOTING POWER

           0

 8.   SHARED VOTING POWER

           0

 9.   SOLE DISPOSITIVE POWER

           0

 10.  SHARED DISPOSITIVE POWER

           0

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

           [    ]

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0%

 14.  TYPE OF REPORTING PERSON

           PN



 CUSIP No. 984138107

 1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSON:

           Apollo Advisors IV, L.P.

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

           (a) [ X ]
           (b) [   ]

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS:

           OO

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

           [    ]

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

           State of Delaware

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 7.   SOLE VOTING POWER

           0

 8.   SHARED VOTING POWER

           0

 9.   SOLE DISPOSITIVE POWER

           0

 10.  SHARED DISPOSITIVE POWER

           0

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

           [    ]

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0%

 14.  TYPE OF REPORTING PERSON

           PN


      This Amendment No. 1 to the Schedule 13D amends and supplements the statement on Schedule 13D originally filed on June 29, 1998 (the "Schedule 13D") by Wheels MergerCo LLC, a Delaware limited liability company ("Wheels MergerCo"), with respect to Wheels MergerCo entering into Voting Agreements, dated as of June 18, 1998 (the "Voting Agreements"), with certain shareholders with respect to their shares of common stock, par value $.50 per share (the "Common Stock") of XTRA Corporation, a Delaware corporation (the "Company"), in connection with an Agreement and Plan of Merger and Recapitalization (the "Recapitalization Agreement"), dated as of June 18, 1998, as amended and restated as of July 31, 1998, between Wheels MergerCo and the Company.

 ITEM  5.  INTEREST IN SECURITIES OF THE ISSUER.

      Pursuant to an Agreement, dated as of November 25, 1998, by and between Wheels MergerCo and the Company, the Recapitalization Agreement was terminated by mutual agreement of Wheels MergerCo and the Company. Accordingly, pursuant to the terms of the Voting Agreements, such Voting Agreements were terminated as of November 25, 1998 and are null and void and of no further force and effect. As a result of such termination, the Reporting Entities no longer may be deemed to beneficially own or have shared voting power to vote and dispose of, or direct the vote and disposition of, more than five percent of the Common Stock of the Company.

 ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      (d) Agreement, dated November 25, 1998, by and between Wheels MergerCo LLC and XTRA Corporation.




                                 SIGNATURE

           After reasonable inquiry and to the best of the undersigneds' knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. In addition, by signing below, the undersigned agrees that this Schedule 13D may be filed jointly on behalf of each of Wheels MergerCo LLC, Apollo Investment Fund IV, L.P., Apollo Overseas Partners, IV, L.P., and Apollo Advisors IV, L.P.

 Date:  December 1, 1998


                                   Wheels MergerCo LLC


                                     By: /s/ Andrew Africk
                                      -------------------------------------
                                      Name:  Andrew Africk
                                      Title: Manager



                                   Apollo Investment Fund IV, L.P.

                                   By:  Apollo Advisors IV, L.P.,
                                        its General Partner

                                   By:  Apollo Capital Management IV, Inc.,
                                        its General Partner


                                     By: /s/ Michael D. Weiner
                                      ------------------------------------
                                       Name:  Michael D. Weiner
                                       Title: Vice President



                                   Apollo Overseas Partners IV, L.P.

                                   By:  Apollo Advisors IV, L.P.,
                                        its General Partner

                                   By:  Apollo Capital Management IV, Inc.,
                                        its General Partner


                                   By: /s/ Michael D. Weiner
                                      -------------------------------------
                                      Name:  Michael D. Weiner
                                      Title: Vice President



                                   Apollo Advisors IV, L.P.

                                   By:  Apollo Capital Management IV, Inc.,
                                        its General Partner


                                   By: /s/ Michael D. Weiner
                                      -------------------------------------
                                      Name:  Michael D. Weiner
                                      Title: Vice President